Exhibit 99.1

EARNINGS RELEASE 1Q23

RESPONSE SEGMENT

INCOME STATEMENT R$ million	1Q23	1Q22	Var.	4Q22	Var.
GROSS REVENUE	627.1	350.4	79.0%	667.8	-6.1%
DEDUCTIONS	-30.9	-28.4	8.8%	-35.5	-13.0%
NET REVENUE	596.3	321.9	85.2%	632.3	-5.7%
COSTS OF SERVICES PROVIDED	-452.1	-229.0	97.4%	-454.2	-0.5%
GROSS PROFIT	144.1	92.9	55.1%	178.1	-19.1%
GROSS MARGIN	24.2%	28.9%	-4.7 p.p.	28.2%	-4.0 p.p.
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	-5.1	-7.6	-32.9%	-5.1	0.0%

GROSS REVENUE

COMPOSITION OF GROSS REVENUE R$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
RESPONSE
GROSS REVENUE	161.6	215.2	262.4	281.5	350.4	363.3	431.8	667.8	627.1
Brazil	59.5	70.1	82.2	77.1	112.5	122.8	159.4	202.5	208.7
International	102.0	145.1	180.2	204.4	237.9	240.6	272.4	465.3	418.4
Latam (ex Brazil)	35.8	36.9	47.7	50.1	57.9	58.7	44.1	50.3	55.8
Europe	23.3	42.4	50.1	48.1	47.8	50.5	51.8	64.7	56.1
North America	42.9	65.8	82.4	106.2	132.2	131.3	176.5	350.3	306.5

•	Gross revenue reached R$627 million in 1Q23, 79.0% higher than 1Q22 and 6.1% lower than 4Q22. Our operations had revenue variations as expected. Witt O’Brien’s contributed R$111 million to the result. Therefore, the gross income of Response ex-WOB would have been practically flat QoQ.

Below we describe the revenue behavior of the different lines of business by geographic region.

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	1Q23	1Q22	Chg. 1Q23 x1Q22	4Q22	Chg. 1Q23 X4Q22
RESPONSE
GROSS REVENUES	627.1	350.4	79.0%	667.8	-6.1%
Brazil	208.7	112.5	85.5%	202.5	3.1%
Subscriptions Brazil	38.2	33.7	13.4%	37.0	3.2%
Services Brazil	170.5	78.8	116.4%	165.5	3.0%

Attended Services		1Q22	2Q22	3Q22	4Q22	1Q23	Chg. 1Q23 x1Q22
Brazil	Gross Revenue (BRL Million)	78.8	89.0	123.5	165.5	170.5	116.5%
	Number of Services Provided	1,754	1,853	2,435	2,594	2,727	55.5%
	Average Ticket (BRL Thousand)	44.9	48.1	50.7	63.8	62.5	39.3%

•	Gross Revenue in Brazil grew in all comparisons, mainly driven by the increase in more complex services and the result of investments for growth in the acquired companies.
•	The average ticket rose YoY, and QoQ remained stable, reflecting the strategy of bringing new services and creating a complementary portfolio.

LATAM

COMPOSITION OF GROSS REVENUE R$ million	1Q23	1Q22	Chg. 1Q23 x1Q22	4Q22	Chg. 1Q23 X4Q22
RESPONSE
GROSS REVENUES	627.1	350.4	79.0%	667.8	-6.1%
International	418.4	237.9	75.9%	465.3	-10.1%
Latam (ex-Brazil)	55.8	57.9	-3.6%	50.3	10.9%
Subscriptions Latam	36.1	31.2	15.7%	35.5	1.7%
Services Latam	19.7	26.7	-26.2%	14.8	33.1%

Attended Services		1Q22	2Q22	3Q22	4Q22	1Q23	Chg. 1Q23 x1Q22
Latam (Ex Brazil)	Gross Revenue (BRL Million)	26.7	24.3	9.6	14.8	19.7	-26.0%
	Number of Services Served	89	82	80	104	95	6.7%
	Average Ticket (BRL Thousand)	299.6	296.4	119.6	142.3	207.6	-30.7%

•	Latam gross revenue had a positive exchange rate impact between 4Q22 vs. 1Q23, due to the 11% devaluation of the Real against the Chilean Peso. Chile represents most of the Latam segment.
•	In Latin America, we had a YoY retraction due to the strong revenue comparison base, arising from an oil spill response in the region during 1Q22 and 2Q22.
•	The oscillation of the average ticket reflects changes in the complexity of emergencies.

EUROPE

COMPOSITION OF GROSS REVENUE R$ million	1Q23	1Q22	Chg. 1Q23 x1Q22	4Q22	Chg. 1Q23 X4Q22
RESPONSE
GROSS REVENUES	627.1	350.4	79.0%	667.8	-6.1%
International	418.4	237.9	75.9%	465.3	-10.1%
Europe	56.1	47.8	17.4%	64.7	-13.3%
Subscriptions Europe	4.8	3.6	33.3%	4.7	2.1%
Services Europe	51.3	44.2	16.1%	60.0	-14.5%

Attended Services		1Q22	2Q22	3Q22	4Q22	1Q23	Chg. 1Q23 x1Q22
Europe	Gross Revenue (BRL Million)	44.2	46.7	48.1	60.0	51.3	16.1%
	Number of Services Served	5,681	5,874	5,922	5,974	5,947	4.7%
	Average Ticket (BRL Thousand)	7.8	8.0	8.1	10.0	8.6	10.9%

•	Gross revenue increased in comparison to 1Q22 due to the start of price recovery and a marginal increase in the number of contracts. In local currency, revenues grew even more than in Reais, as the real appreciated by around 10% and 5% against Pound and Euro, respectively.
•	Services Gross Revenues in 1Q23 was lower QoQ due to the large maritime occurrence in the region in 4Q22.

NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	1Q23	1Q22	Chg. 1Q23 x1Q22	4Q22	Chg. 1Q23 X4Q22
RESPONSE
GROSS REVENUES	627.1	350.4	79.0%	667.8	-6.1%
International	418.4	237.9	75.9%	465.3	-10.1%
North America	306.5	132.2	131.8%	350.3	-12.5%
Subscriptions North America	0.0	0.0	NM	0.0	NM
Witt O’Brien’s	111.2	0.0	NM	168.4	NM
Services North America	306.5	132.2	131.8%	350.3	-12.5%

Attended Services		1Q22	2Q22	3Q22	4Q22	1Q23	Chg. 1Q23 x1Q22
North America	Gross Revenue (BRL Million)	132.2	131.3	176.5	350.3	306.5	131.8%
	Number of Services Served	2,556	2,597	2,991	3,117	3,228	26.3%
	Average Ticket (BRL Thousand)	51.7	50.6	59.0	112.4	95.0	83.6%

•	North America ex-WOB operations continue their growth trajectory. Disregarding Witt O’Brien’s revenue, in the North American region growth was 7.8% 1Q23 vs. 4Q22.
•	The decrease in quarterly revenue compared to the previous quarter is due to the natural volatility of WOB's business.
•	The long-term thesis of capturing a larger share of the emergency market with government funding in the US continues. We have already seen some large WOB contract sales with Ambipar Response in the corporate and government customer market.

NET REVENUE

R$ million	1Q23	1Q22	Chg.	4Q22	Chg.
Gross Revenues	627.1	350.4	79.0%	667.8	-6.1%
Deductions	-30.9	-28.4	8.8%	-35.5	-13.0%
Net Revenues	596.3	321.9	85.2%	632.3	-5.7%

•	The variation in net revenue accompanied the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with deductions in the Brazilian market being greater than in the international market.

COST OF PRODUCTS/SERVICES (CASH)

R$ million	1Q23	1Q22	Chg.	4Q22	Chg.
COST OF SERVICES
Personnel	237.6	118.0	101.4%	271.5	-12.5%
Third parties	88.8	46.8	89.7%	69.0	28.7%
Maintenance	19.8	6.6	198.6%	27.8	-28.7%
Travel	17.2	4.6	273.7%	17.2	-0.3%
Freight	1.5	1.1	27.4%	13.4	-89.2%
Rentals	10.7	9.6	11.3%	8.6	24.7%
Fuel	12.6	12.2	3.4%	7.5	68.7%
Materiais	7.9	3.3	144.1%	5.2	51.9%
Telecomunications	3.7	0.7	467.2%	4.2	-12.1%
Marketing	3.1	0.5	485.7%	4.1	-24.6%
Taxes	10.8	9.3	16.1%	-1.3	NM
Others	38.4	16.3	135.9%	27.0	42.2%
TOTAL	452.1	229.0	97.4%	454.2	-0.5%

R$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
COST OF SERVICES
Net Revenue	144.3	190.3	233.4	255.6	321.9	332.6	398.1	632.3	596.3
Personnel	57.5	73.0	91.3	96.4	118.0	120.2	137.7	271.5	237.6
Third parties	13.4	19.8	28.8	27.7	46.8	49.5	45.1	69.0	88.8
Maintenance	5.0	8.6	4.5	6.2	6.6	8.1	15.5	27.8	19.8
Travel	2.2	2.4	3.8	4.3	4.6	4.6	6.7	17.2	17.2
Freight	0.4	0.6	0.8	0.9	1.1	1.2	1.3	13.4	1.5
Rentals	5.1	7.3	7.2	7.1	9.6	9.5	3.3	8.6	10.7
Fuel	3.7	5.4	6.6	9.0	12.2	18.7	19.8	7.5	12.6
Materiais	1.4	2.3	3.2	3.5	3.3	3.5	10.4	5.2	7.9
Telecomunications	0.4	0.4	0.5	0.7	0.7	0.6	1.0	4.2	3.7
Marketing	0.7	0.9	0.3	1.5	0.5	0.7	5.5	4.1	3.1
Taxes	0.7	2.1	3.6	3.7	9.3	6.2	5.9	-1.3	10.8
Others	6.8	9.2	9.0	14.4	16.3	20.8	30.5	27.0	38.4
Total	97.5	132.1	159.4	175.3	229.0	243.6	282.8	454.2	452.1

Percentage of Net Revenue

R$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
COST OF SERVICES
Net Revenue	144.3	190.3	233.4	255.6	321.9	332.6	398.1	632.3	596.3
Personnel	39.9%	38.3%	39.1%	37.7%	36.7%	36.1%	34.6%	42.9%	39.9%
Third parties	9.3%	10.4%	12.4%	10.9%	14.5%	14.9%	11.3%	10.9%	14.9%
Maintenance	3.5%	4.5%	1.9%	2.4%	2.1%	2.4%	3.9%	4.4%	3.3%
Travel	1.5%	1.3%	1.6%	1.7%	1.4%	1.4%	1.7%	2.7%	2.9%
Freight	0.3%	0.3%	0.3%	0.3%	0.4%	0.3%	0.3%	2.1%	0.2%
Rentals	3.6%	3.9%	3.1%	2.8%	3.0%	2.9%	0.8%	1.4%	1.8%
Fuel	2.6%	2.8%	2.8%	3.5%	3.8%	5.6%	5.0%	1.2%	2.1%
Materiais	0.9%	1.2%	1.3%	1.4%	1.0%	1.1%	2.6%	0.8%	1.3%
Telecomunications	0.3%	0.2%	0.2%	0.3%	0.2%	0.2%	0.3%	0.7%	0.6%
Marketing	0.5%	0.5%	0.1%	0.6%	0.2%	0.2%	1.4%	0.6%	0.5%
Taxes	0.5%	1.1%	1.5%	1.4%	2.9%	1.9%	1.5%	-0.2%	1.8%
Others	4.7%	4.8%	3.9%	5.6%	5.1%	6.2%	7.7%	4.3%	6.4%
Total	67.6%	69.4%	68.3%	68.6%	71.1%	73.2%	71.0%	71.8%	75.8%
Gross Margin	32.4%	30.6%	31.7%	31.4%	28.9%	26.8%	29.0%	28.2%	24.2%

Costs increased by 97.4% compared to 1Q22 and decreased by 0.5% compared to 4Q22. Four components have historically represented the bulk of our costs:

•	Personnel: monitored the growth in revenues and the effect of the acquisition of Witt O'Brien's, which has a higher cost of personnel due to the nature of highly specialized consultancy work.
•	Third parties: the increase in the cost of third parties is due to the mix of operations, due to the greater use of third parties, occasionally, in North America in cases attended that required local service capacity greater than the availability of one of the Response operations.
•	Maintenance: has accompanied the increase in operational assets.
•	Fuel and freight: after increasing considerably over the past two years, freight and fuel prices have been gradually decreasing. The incorporation of WOB reduces the representativeness of these costs in relation to revenue, given its consulting business model.

GROSS PROFIT

•	Gross profit grew over 1Q22. Gross margin for 1Q23 reached 24.2%, a result 4.7 pp. and 4.0 pp. lower than that registered in 1Q22 and 4Q22, respectively. The reduction in gross margin is related to the acquisition of WOB in the consolidated numbers, as it has a structurally lower margin level, and the increase in the mix of industrial services, which represent a larger fraction of North America.

CAPEX RESPONSE

In 1Q23, the addition of Fixed Assets was R$69.0 million. In Response, we invested in Brazil in vessels and helicopters adapted to emergencies, and in North America, in trucks and equipment to support growth in this market.

Additions to Fixed Assets R$ million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
(+) Brazil	13.4	16.4	32.5	7.1	49.9	8.9	52.3	37.9	43.8
(+) LATAM ( ex-Brazil )	3.0	0.7	2.0	2.1	0.0	1.9	0.7	4.0	1.1
(+) Europe	0.6	0.1	2.6	2.8	3.2	0.5	2.4	2.1	1.8
(+) North America	1.6	3.7	9.2	0.9	11.8	14.7	14.4	28.5	22.2
Total	18.6	20.8	46.2	12.9	64.8	26.1	69.9	72.5	69.0

Capex	Capex (R$ Million)
Expansion	37.9
Response Brazil	25.6
Response Latam (Ex. Brazil)	0.6
Response Europe	0.3
Response North America	11.5
Maintenance	31.1
Response Brazil	18.3
Response Latam (Ex. Brazil)	0.5
Response Europe	1.6
Response North America	10.7